UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of July 2011.
Commission File Number: 001-31221
Total number of pages: 63

NTT DOCOMO, INC.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.
Date: July 29, 2011	By:	/s/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

Information furnished in this form:

1. Earnings release for the Three Months Ended June 30, 2011

2. Results for the First Three Months of the Fiscal Year Ending March 31, 2012

Earnings Release	July 29, 2011
For the Three Months Ended June 30, 2011	[U.S. GAAP]

Name of registrant:	NTT DOCOMO, INC. (URL http://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Ryuji Yamada, Representative Director, President and Chief Executive Officer
Contact:	Ken Takeuchi, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for filing of quarterly report:	August 4, 2011
Scheduled date for dividend payment:	—
Supplemental material on quarterly results:	Yes
Presentation on quarterly results:	Yes (for institutional investors and analysts)
(Amounts are rounded off to the nearest 1 million yen.)
1. Consolidated Financial Results for the Three Months Ended June 30, 2011 (April 1, 2011 — June 30, 2011)
(1) Consolidated Results of Operations

	(Millions of yen, except per share amounts)
					Income before		Net Income Attributable to
	Operating Revenues		Operating Income		Income Taxes		NTT DOCOMO, INC.
Three months ended June 30, 2011	1,047,289	(3.9)%	267,715	11.3%	270,255	12.3%	158,748	11.7%
Three months ended June 30, 2010	1,089,244	0.4%	240,518	(4.5)%	240,559	(2.8)%	142,152	(3.5)%

(Note) Comprehensive income attributable to NTT DOCOMO, INC.:	For the three months ended June 30, 2011: 165,807 million yen	16.6%
	For the three months ended June 30, 2010: 142,228 million yen	(14.7)%

	Basic Earnings per Share	Diluted Earnings per Share
	Attributable to	Attributable to
	NTT DOCOMO, INC.	NTT DOCOMO, INC.
Three months ended June 30, 2011	3,828.24 (yen)	—
Three months ended June 30, 2010	3,416.64 (yen)	—
(Percentages above represent changes compared to the corresponding previous quarterly period)
(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
					NTT DOCOMO, INC.
		Total Equity	NTT DOCOMO, INC.	Shareholders’	Shareholders’ Equity
	Total Assets	(Net Assets)	Shareholders’ Equity	Equity Ratio	per Share
June 30, 2011	6,700,386	4,934,349	4,908,427	73.3%	118,367.76 (yen)
March 31, 2011	6,791,593	4,877,594	4,850,436	71.4%	116,969.29 (yen)
2. Dividends

	Cash Dividends per Share (yen)
	End of the	End of the	End of the
Date of Record	First Quarter	Second Quarter	Third Quarter	Year End	Total
Year ended March 31, 2011	—	2,600.00	—	2,600.00	5,200.00
Year ending March 31, 2012	—
Year ending March 31, 2012 (Forecasts)		2,800.00	—	2,800.00	5,600.00
(Note) Revisions to the forecasts of dividends: None
3. Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2012 (April 1, 2011 — March 31, 2012)

(Millions of yen, except per share amounts)
							Net Income		Basic Earnings per
	Operating		Operating		Income before		Attributable to		Share Attributable to
	Revenues		Income		Income Taxes		NTT DOCOMO, INC.		NTT DOCOMO, INC.
Six months ending September 30, 2011	—	—	—	—	—	—	—	—	—
Year ending March 31, 2012	4,230,000	0.1%	850,000	0.6%	854,000	2.2%	502,000	2.3%	12,105.84
(Percentages above represent changes compared to the corresponding previous year)
(Note) Revisions to the forecasts of consolidated financial results: None

4. Others
(1)	Changes in significant subsidiaries (Changes in significant subsidiaries for the three months ended June 30, 2011 which resulted in changes in scope of consolidation)	None

(2)	Application of simplified or exceptional accounting	None

(3)	Changes in accounting policies
i.	Changes due to revision of accounting standards and other regulations:	Yes

ii.	Others:	None
(Refer to “2. (3) Changes in Accounting Policies” on page 10, contained in the attachment for more information.)
(4)	Number of issued shares (common stock)

i. Number of issued shares (inclusive of treasury stock):	As of June 30, 2011:	43,650,000 shares
	As of March 31, 2011:	43,650,000 shares

ii. Number of treasury stock:	As of June 30, 2011:	2,182,399 shares
	As of March 31, 2011:	2,182,399 shares

iii. Number of weighted average common shares outstanding:	For the three months ended June 30, 2011:	41,467,601 shares
	For the three months ended June 30, 2010:	41,605,742 shares

*	Presentation on the status of quarterly review process:

This earnings release is not subject to the quarterly review process as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the review process on quarterly financial statements as required by the Financial Instruments and Exchange Act had not been finalized.

*	Explanation for forecasts of operations and other notes:

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and certain asumptions that we regard as reasonable, and therefore actual results may differ materially from those contained in, or suggested by, any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2012, refer to “1. (3) Prospects for the Fiscal Year Ending March 31, 2012” on page 9 and “5. Special Note Regarding Forward-Looking Statements” on page 18, contained in the attachment.

CONTENTS OF THE ATTACHMENT

Earnings Release for the Three Months Ended June 30, 2011
1. Information on Consolidated Results
(1) Operating Results
i. Business Overview
As Japan’s mobile telecommunications market continues to mature in line with the rise in cellular penetration rate, competition among operators remains intense in such areas as acquisition of subscribers and further improvement of service offerings.
Under these market conditions, we developed our new corporate vision, “Pursuing Smart Innovation: HEART.” Our goal is to evolve into an comprehensive service provider centered around mobile communications.
Based on our medium-term action plan “Change and Challenge,” we continued to promote various measures aimed at improving customer satisfaction. Positioning this fiscal year as the second year of execution phase to realize the goals of our “Challenge” programs, we are swiftly and steadily implementing various measures including further penetration of smartphones to achieve an increase in packet ARPU and the expansion of LTE-based communications service “Xi” (pronounced “crossy”).
We have devoted our all-out efforts toward a quick recovery of communication facilities affected by the Great East Japan Earthquake, and as a result we were able to restore most of the coverage by the end of May, except for the areas with severe access difficulties. At present, we are moving ahead with the plan for a full restoration by the end of September. In addition, we implemented new disaster preparedness measures in April to secure cellular services and quick response to the affected areas at the time of a major disaster, and installation of UPS (uninterruptible power supply) and batteries with 24-hour life for base stations are already under way. In the coming months we will continue to install large zone schemes where a single base station covers multiple stations, and develop disaster voice message service, so that we can provide further security and safety to our customers. We are aiming to complete these new disaster preparedness measures mostly by the end of December, 2011.
For the three months ended June 30, 2011, in our cellular services revenues, while the voice revenue decreased by ¥43.9 billion due to a decline in voice ARPU, packet revenue increased by ¥30.3 billion through our endeavors to boost packet usage and expand the uptake of flat-rate packet services. Other revenues grew by ¥3.7 billion owing mainly to an increase in the subscriptions to “Mobile Phone Protection and Delivery Service.” Equipment sales revenues dropped by ¥32.2 billion primarily due to a decrease in wholesale price per unit. Consequently, we recognized operating revenues of ¥1,047.3 billion (a decrease of ¥42.0 billion from the same period of the previous fiscal year). Operating expenses declined by ¥69.2 billion from the same period of the previous fiscal year to ¥779.6 billion, primarily due to our continued efforts to streamline other costs. As a result of the foregoing, we recorded operating income of ¥267.7 billion (an increase of ¥27.2 billion from the same period of the previous fiscal year). Income before income taxes was ¥270.3 billion and net income attributable to NTT DOCOMO, INC. was ¥158.7 billion.

DOCOMO Earnings Release	Three Months Ended June 30, 2011
Consolidated results of operations for the three months ended June 30, 2010 and 2011 were as follows:
<Results of operations>

	Billions of yen
	Three months ended	Three months ended	Increase
	June 30, 2010	June 30, 2011	(Decrease)
Operating revenues	¥1,089.2	¥1,047.3		¥(42.0)	(3.9)%
Operating expenses	848.7	779.6		(69.2)	(8.1)

Operating income	240.5	267.7		27.2	11.3
Other income (expense)	0.0	2.5		2.5	—

Income before income taxes	240.6	270.3		29.7	12.3
Income taxes	97.1	109.4		12.3	12.7
Equity in net income (losses) of affiliates	(0.9)	(2.2)		(1.3)	(138.4)

Net income	142.6	158.7		16.1	11.3
Less: Net (income) loss attributable to noncontrolling interests	(0.4)	0.1		0.5	—

Net income attributable to NTT DOCOMO, INC.	¥142.2	¥158.7		¥16.6	11.7%

EBITDA margin*	36.9%	40.8%	3.9	point	—

ROCE before tax effect*	4.6%	5.0%	0.4	point	—

ROCE after tax effect*	2.7%	3.0%	0.3	point	—

*
EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROCE before tax effect and ROCE after tax effect, see “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 17.

<Operating revenues>

	Billions of yen
	Three months ended	Three months ended	Increase
	June 30, 2010	June 30, 2011	(Decrease)
Wireless services	¥943.9	¥934.1	¥(9.8)	(1.0)%
Cellular services revenues	864.2	850.6	(13.5)	(1.6)
- Voice revenues	449.2	405.4	(43.9)	(9.8)
- Packet communications revenues	414.9	445.3	30.3	7.3
Other revenues	79.7	83.5	3.7	4.7
Equipment sales	145.3	113.2	(32.2)	(22.1)

Total operating revenues	¥1,089.2	¥1,047.3	¥(42.0)	(3.9)%

Note: Voice revenues include data communications revenues through circuit switching systems.
<Operating expenses>

	Billions of yen
	Three months ended	Three months ended	Increase
	June 30, 2010	June 30, 2011	(Decrease)
Personnel expenses	¥65.8	¥68.1	¥2.2	3.4%
Non-personnel expenses	539.3	477.7	(61.6)	(11.4)
Depreciation and amortization	158.1	155.8	(2.3)	(1.4)
Loss on disposal of property, plant and equipment and intangible assets	5.5	4.9	(0.6)	(11.4)
Communication network charges	70.3	63.7	(6.6)	(9.4)
Taxes and public dues	9.8	9.5	(0.3)	(3.0)

Total operating expenses	¥848.7	¥779.6	¥(69.2)	(8.1)%

DOCOMO Earnings Release	Three Months Ended June 30, 2011
ii. Segment Results
Mobile phone business—
During the three months ended June 30, 2011, we continually implemented various business transformations from a customer-centric perspective, and also released 16 new models including smartphones such as “Galaxy S II”, to offer products and services catered to the diverse needs of customers. The number of smartphones sold during the three months ended June 30, 2011 reached 1.30 million units. We also achieved No. 1 ranking for three consecutive years in the “Mobile Data Communication Terminal Satisfaction Survey” conducted by Nikkei BP Consulting. *
Furthermore, in the “Xi” service launched in the Tokyo/Nagoya/Osaka areas in December 2010, we newly released a mobile Wi-Fi router “L-09C” and other models, and we are preparing to expand the service coverage to the six major cities nationwide.
As part of our efforts toward further growth through increase of packet ARPU, we concluded an alliance agreement with DeNA Co., Ltd. in April 2011, in the rapidly growing field of social games. In addition, in May 2011, we entered into a strategic alliance with Twitter, Inc. to develop innovative services incorporating features of TwitterTM.
As of June 30, 2011, the total number of our cellular service subscriptions was 58.41 million (an increase of 1.9 million compared to the number as of June 30, 2010), and our cellular churn rate for the three months ended June 30, 2011 was 0.49%. Although the packet ARPU increased from the same period of the previous fiscal year as packet usage grew due to increased penetration of smartphones, the voice ARPU posted a decrease which was negatively affected by factors, such as the expanded subscription of “Value Plan,” which was launched in November 2007, growing to approximately 42.8 million. As a result, the aggregate ARPU in the three months ended June 30, 2011 decreased by 4.4% from the same period of the previous fiscal year to ¥4,960.
With regard to equipment sales, equipment sales revenues and cost of equipment sold decreased from the same period of the previous fiscal year due primarily to a decline of purchase and wholesale prices per unit.
As a result of the foregoing, operating revenues and operating income from mobile phone business for the three months ended June 30, 2011 were ¥1,015.8 billion (a decrease of ¥38.2 billion from the same period of the previous fiscal year), and ¥270.3 billion (an increase of ¥28.3 billion from the same period of the previous fiscal year) respectively.

*:
According to the “Third Mobile Data Communication Terminal Satisfaction Survey” (conducted in March 2011) — a customer satisfaction survey on services provided by mobile data communications carriers (LTE, 3G and WiMax) conducted by Nikkei BP Consulting, Inc.. http://consult.nikkeibp.co.jp/consult/news/2011/mobile0516/

DOCOMO Earnings Release	Three Months Ended June 30, 2011
Number of subscriptions by services, trend of ARPU and other operating data are as follows:
<Number of subscriptions by services>

	Thousand subscriptions
			Increase
	June 30, 2010	June 30, 2011	(Decrease)
Cellular services	56,515	58,415	1,900	3.4%
Cellular (Xi) services	—	121	—	—
Cellular (FOMA) services	54,162	57,324	3,162	5.8
Cellular (mova) services	2,352	969	(1,383)	(58.8)
packet flat-rate services	27,491	33,109	5,618	20.4
i-mode services	49,061	47,450	(1,610)	(3.3)
sp-mode services	—	3,296	—	—
i-channel services	16,757	15,705	(1,052)	(6.3)
i-concier services	4,783	6,135	1,352	28.3
Notes: 1.	Number of subscriptions to Cellular services, Cellular (FOMA) services and Cellular (mova) services includes Communication Module services subscriptions.
2.	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscriptions.

3.
Number of subscriptions to packet flat-rate services includes subscriptions to “Pake-hodai Flat,” “Pake-hodai double,” “Pake-hodai double 2,” “Pake-hodai simple,” “Pake-hodai full,” “Pake-hodai,” “Biz-hodai,” “Xi data plan Ninen,” “Xi data plan,” “Flat-rate data plan Flat,” “Flat-rate data plan Standard,” “Flat-rate data plan Standard2,” “Flat-rate data plan 64K,” and “Flat-rate data plan HIGH-SPEED.”

4.	Number of i-mode subscriptions includes Cellular (FOMA) i-mode subscriptions and Cellular (mova) i-mode subscriptions.
<Number of handsets sold and churn rate>

	Thousand units
	Three months ended	Three months ended	Increase
	June 30, 2010	June 30, 2011	(Decrease)
Number of handsets sold	4,615	4,645		30	0.6%
Cellular (Xi) services
New Xi subscription	—	97		—	—
Change of subscription from FOMA or mova	—	1		—	—
Xi handset upgrade by Xi subscribers	—	0		—	—
Cellular (FOMA) services
New FOMA subscription	1,167	1,161		(6)	(0.5)
Change of subscription from Xi or mova	453	208		(246)	(54.2)
FOMA handset upgrade by FOMA subscribers	2,991	3,176		184	6.2
Cellular (mova) services
New mova subscription	2	0		(2)	(76.9)
mova handset upgrade by mova subscribers and change of subscription from Xi or FOMA	1	0		(1)	(69.1)

Churn Rate	0.44%	0.49%	0.05	point	—

DOCOMO Earnings Release	Three Months Ended June 30, 2011
<Trend of ARPU and MOU>

	Yen
	Three months ended	Three months ended	Increase
	June 30, 2010	June 30, 2011	(Decrease)
Aggregate ARPU* (Xi+FOMA+mova)	¥5,190	¥4,960	¥(230)	(4.4)%
Voice ARPU	2,680	2,340	(340)	(12.7)
Packet ARPU	2,510	2,620	110	4.4
Aggregate ARPU (FOMA)	5,260	4,980	(280)	(5.3)
Voice ARPU	2,670	2,340	(330)	(12.4)
Packet ARPU	2,590	2,640	50	1.9
Aggregate ARPU (mova)	3,330	3,230	(100)	(3.0)
Voice ARPU	2,770	2,680	(90)	(3.2)
Packet ARPU	560	550	(10)	(1.8)

MOU* (Xi+FOMA+mova) (minutes)	133	128	(5)	(3.8)%

*	See “4. (2) Definition and Calculation Methods of ARPU and MOU” on page 16 for definition and calculation methods.
Results of operations are as follows:
<Results of operations>

	Billions of yen
	Three months ended	Three months ended	Increase
	June 30, 2010	June 30, 2011	(Decrease)
Operating revenues from mobile phone business	¥1,054.0	¥1,015.8	¥(38.2)	(3.6)%
Operating income from mobile phone business	242.0	270.3	28.3	11.7

DOCOMO Earnings Release	Three Months Ended June 30, 2011
Miscellaneous businesses—
Operating revenues from miscellaneous businesses for the three months ended June 30, 2011 were ¥31.5 billion, which represented 3.0% of total operating revenues. The revenues derived mainly from home shopping services provided primarily through TV media, high-speed internet connection services for hotel facilities, advertisement services, development, sales and maintenance of IT systems, and credit services. Operating expenses and operating loss from miscellaneous businesses were ¥34.0 billion and ¥2.6 billion, respectively.
Results of operations are as follows:
<Results of operations>

	Billions of yen
	Three months ended	Three months ended	Increase
	June 30, 2010	June 30, 2011	(Decrease)
Operating revenues from miscellaneous businesses	¥35.2	¥31.5	¥(3.8)	(10.6)%
Operating income (loss) from miscellaneous businesses	(1.5)	(2.6)	(1.1)	(76.8)
iii. Trend of Capital Expenditures
We strived to improve the quality of our FOMA service area thoroughly, appropriately reinforced our network capacity to meet an increase in traffic demand and built the network infrastructure of “Xi” service area. Since we efficiently implemented these initiatives, total capital expenditures for the three months ended June 30, 2011 were ¥136.7 billion (down 3.0% compared to the same period of previous year).
<Capital expenditures>

	Billions of yen
	Three months ended	Three months ended	Increase
	June 30, 2010	June 30, 2011	(Decrease)
Total capital expenditures	¥140.9	¥136.7	¥(4.2)	(3.0)%
Mobile phone business	116.6	111.7	(4.9)	(4.2)
Other (including information systems)	24.3	25.0	0.7	2.9

DOCOMO Earnings Release	Three Months Ended June 30, 2011
(2) Financial Review
i. Financial Position

	Billions of yen
			Increase			(Reference)
	June 30, 2010	June 30, 2011	(Decrease)			March 31, 2011
Total assets	¥6,652.7	¥6,700.4		¥47.6	0.7%	¥6,791.6
NTT DOCOMO, INC. shareholders’ equity	4,669.9	4,908.4		238.5	5.1	4,850.4
Liabilities	1,957.1	1,766.0		(191.1)	(9.8)	1,914.0
Including: Interest bearing liabilities	610.0	422.6		(187.4)	(30.7)	428.4

Shareholders’ equity ratio (1)	70.2%	73.3%	3.1	point	—	71.4%
Debt ratio (2)	11.6%	7.9%	(3.7	) point	—	8.1%
Notes: (1)	Shareholders’ equity ratio = NTT DOCOMO, INC. shareholders’ equity / Total assets
(2)	Debt ratio = Interest bearing liabilities / (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities)
ii. Cash Flow Conditions
For the three months ended June 30, 2011, net cash provided by operating activities was ¥272.2 billion, an increase of ¥30.9 billion (12.8%) from the same period of the previous fiscal year, mainly due to a decrease of the advance payments in relation to subscribers’ handset purchases under the installment method and due to a decrease in the payment of income taxes.
Net cash used in investing activities was ¥359.4 billion, an increase of uses by ¥357.1 billion from the same period of the previous fiscal year. This was mainly due to an increase in purchases of short-term investments of more than three months for cash management purpose and due to a decrease of proceeds from redemption of short-term investments.
Net cash used in financing activities was ¥113.9 billion, an increase of uses by ¥5.6 billion (5.2%) from the same period of the previous fiscal year. This was mainly due to an increase in repayment of long-term debt.
The balance of cash and cash equivalents was ¥564.7 billion as of March 31, 2011, a decrease of ¥200.9 billion (26.2%) from the previous fiscal year end.

	Billions of yen
	Three months ended	Three months ended	Increase
	June 30, 2010	June 30, 2011	(Decrease)
Net cash provided by operating activities	¥241.3	¥272.2	¥30.9	12.8%
Net cash used in investing activities	(2.3)	(359.4)	(357.1)	—
Net cash provided by (used in) financing activities	(108.3)	(113.9)	(5.6)	5.2
Free cash flows (1)	239.0	(87.2)	(326.2)	—
Free cash flows excluding the effects of changes in investments for cash management purposes (2)*	47.2	82.5	35.4	75.0
Notes: (1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities
(2)
Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

*	See “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 17.

DOCOMO Earnings Release	Three Months Ended June 30, 2011
(3) Prospects for the Fiscal Year Ending March 31, 2012
As Japan’s mobile phone market continues to mature in line with the rise in cellular penetration rate, competition among operators is expected to remain intense in such areas as acquisition of subscribers and further improvement of service offerings.
Under these market conditions, although a decline in voice ARPU due to the penetration of “Value Plan” is projected, operating revenues for the fiscal year ending March 31, 2012 are estimated to be ¥4,230.0 billion, an increase of ¥5.7 billion from the previous fiscal year, primarily due to the projected increase in packet ARPU and equipment sales revenues as a result of our efforts to strengthen sales of smartphones, to accelerate the migration to “Xi,” and to boost subscribers’ packet usage.
On the expense side, while recovery operations related to the Great East Japan Earthquake, enhancements in the disaster prevention system and the actions aimed for expanding future revenues and enhancing customer satisfaction are expected to be implemented, operating expenses are estimated to be approximately the same level as those of the previous fiscal year because we will also promote our various efforts to make our operations efficient. Accordingly, operating income is estimated to be ¥850.0 billion, an increase of ¥5.3 billion from the previous fiscal year.
As we are not currently aware of any factor that may have a material impact on our projected results of operations, we have not revised our guidance announced on April 28, 2011.

DOCOMO Earnings Release	Three Months Ended June 30, 2011
2. Other Information
(1) Changes in Significant Subsidiaries
None
(2) Application of Simplified or Exceptional Accounting
None
(3) Changes in Accounting Policies
Multiple-Deliverable Revenue Arrangements
Effective April 1, 2011, DOCOMO adopted Accounting Standards Update (“ASU”) 2009-13 “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements” issued by Financial Accounting Standards Board (“FASB”) in October 2009. ASU2009-13 requires allocation of the overall consideration to each deliverable in an arrangement with multiple deliverables using the estimated selling price in the absence of vendor-specific objective evidence or third-party evidence of selling price for deliverables and eliminates residual method of allocation. The adoption of ASU2009-13 did not have a material impact on DOCOMO’s results of operations and financial position.

DOCOMO Earnings Release	Three Months Ended June 30, 2011
3. Consolidated Financial Statements
(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2011	June 30, 2011
ASSETS
Current assets:
Cash and cash equivalents	¥765,551	¥564,701
Short-term investments	141,028	320,768
Accounts receivable	762,411	722,190
Credit card receivables	160,446	171,467
Allowance for doubtful accounts	(18,021)	(18,306)
Inventories	146,357	143,657
Deferred tax assets	83,609	77,167
Prepaid expenses and other current assets	113,918	120,747

Total current assets	2,155,299	2,102,391

Property, plant and equipment:
Wireless telecommunications equipment	5,569,818	5,611,665
Buildings and structures	845,588	847,554
Tools, furniture and fixtures	507,914	512,336
Land	198,842	199,121
Construction in progress	95,251	107,263
Accumulated depreciation and amortization	(4,694,094)	(4,776,010)

Total property, plant and equipment, net	2,523,319	2,501,929

Non-current investments and other assets:
Investments in affiliates	525,456	536,032
Marketable securities and other investments	128,138	127,445
Intangible assets, net	672,256	669,902
Goodwill	205,573	206,389
Other assets	249,919	237,034
Deferred tax assets	331,633	319,264

Total non-current investments and other assets	2,112,975	2,096,066

Total assets	¥6,791,593	¥6,700,386

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥173,102	¥181,749
Short-term borrowings	276	877
Accounts payable, trade	609,337	530,469
Accrued payroll	54,801	40,384
Accrued interest	916	551
Accrued income taxes	162,032	90,430
Other current liabilities	122,704	162,165

Total current liabilities	1,123,168	1,006,625

Long-term liabilities:
Long-term debt (exclusive of current portion)	255,000	240,000
Accrued liabilities for point programs	199,587	187,416
Liability for employees’ retirement benefits	152,647	154,833
Other long-term liabilities	183,597	177,163

Total long-term liabilities	790,831	759,412

Total liabilities	1,913,999	1,766,037

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	732,914	732,914
Retained earnings	3,621,965	3,672,897
Accumulated other comprehensive income (loss)	(76,955)	(69,896)
Treasury stock, at cost	(377,168)	(377,168)
Total NTT DOCOMO, INC. shareholders’ equity	4,850,436	4,908,427
Noncontrolling interests	27,158	25,922

Total equity	4,877,594	4,934,349

Total liabilities and equity	¥6,791,593	¥6,700,386

DOCOMO Earnings Release	Three Months Ended June 30, 2011

(2)	Consolidated Statements of Income and Comprehensive Income

	Millions of yen
	Three Months Ended	Three Months Ended
	June 30, 2010	June 30, 2011
Operating revenues:
Wireless services	¥943,896	¥934,104
Equipment sales	145,348	113,185

Total operating revenues	1,089,244	1,047,289

Operating expenses:
Cost of services (exclusive of items shown separately below)	222,191	218,452
Cost of equipment sold (exclusive of items shown separately below)	184,513	149,688
Depreciation and amortization	158,050	155,787
Selling, general and administrative	283,972	255,647

Total operating expenses	848,726	779,574

Operating income	240,518	267,715

Other income (expense):
Interest expense	(1,327)	(906)
Interest income	357	318
Other, net	1,011	3,128

Total other income (expense)	41	2,540

Income before income taxes	240,559	270,255

Income taxes:
Current	89,666	92,120
Deferred	7,396	17,272

Total income taxes	97,062	109,392

Equity in net income (losses) of affiliates, net of applicable taxes	(912)	(2,174)

Net income	142,585	158,689

Less: Net (income) loss attributable to noncontrolling interests	(433)	59

Net income attributable to NTT DOCOMO, INC.	¥142,152	¥158,748

Net income	¥142,585	¥158,689
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	(8,957)	250
Change in fair value of derivative instruments, net of applicable taxes	(25)	(7)
Foreign currency translation adjustment, net of applicable taxes	9,100	6,678
Pension liability adjustment, net of applicable taxes	(36)	147

Total other comprehensive income (loss)	82	7,068

Comprehensive income	142,667	165,757

Less: Comprehensive (income) loss attributable to noncontrolling interests	(439)	50

Comprehensive income attributable to NTT DOCOMO, INC.	¥142,228	¥165,807

PER SHARE DATA
Weighted average common shares outstanding – Basic and Diluted (shares)	41,605,742	41,467,601

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥3,416.64	¥3,828.24

DOCOMO Earnings Release	Three Months Ended June 30, 2011
(3) Consolidated Statements of Cash Flows

	Millions of yen
	Three Months Ended	Three Months Ended
	June 30, 2010	June 30, 2011
Cash flows from operating activities:
Net income	¥142,585	¥158,689
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization	158,050	155,787
Deferred taxes	6,582	15,145
Loss on sale or disposal of property, plant and equipment	2,971	3,609
Equity in net (income) losses of affiliates	1,705	4,056
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	52,737	40,473
(Increase) / decrease in credit card receivables	(8,039)	(6,044)
Increase / (decrease) in allowance for doubtful accounts	(460)	260
(Increase) / decrease in inventories	(17,024)	2,726
(Increase) / decrease in prepaid expenses and other current assets	(6,047)	(6,795)
(Increase) / decrease in non-current installment receivables for handsets	(733)	997
Increase / (decrease) in accounts payable, trade	(34,929)	(36,816)
Increase / (decrease) in accrued income taxes	(98,761)	(71,614)
Increase / (decrease) in other current liabilities	34,324	39,372
Increase / (decrease) in accrued liabilities for point programs	629	(12,171)
Increase / (decrease) in liability for employees’ retirement benefits	1,950	2,185
Increase / (decrease) in other long-term liabilities	12,392	(6,029)
Other, net	(6,618)	(11,623)

Net cash provided by operating activities	241,314	272,207

Cash flows from investing activities:
Purchases of property, plant and equipment	(113,936)	(111,634)
Purchases of intangible and other assets	(75,760)	(71,363)
Purchases of non-current investments	(2,216)	(8,229)
Proceeds from sale of non-current investments	447	1,855
Purchases of short-term investments	(160,577)	(310,677)
Redemption of short-term investments	282,431	140,952
Proceeds from redemption of short-term bailment for consumption to a related party	70,000	—
Other, net	(2,697)	(329)

Net cash used in investing activities	(2,308)	(359,425)

Cash flows from financing activities:
Repayment of long-term debt	—	(6,000)
Proceeds from short-term borrowings	105	552
Repayment of short-term borrowings	(109)	—
Principal payments under capital lease obligations	(943)	(1,128)
Dividends paid	(106,144)	(106,078)
Other, net	(1,243)	(1,280)

Net cash provided by (used in) financing activities	(108,334)	(113,934)

Effect of exchange rate changes on cash and cash equivalents	(176)	302

Net increase (decrease) in cash and cash equivalents	130,496	(200,850)
Cash and cash equivalents at beginning of period	357,715	765,551

Cash and cash equivalents at end of period	¥488,211	¥564,701

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥3	¥131
Cash paid during the period for:
Interest, net of amount capitalized	1,187	1,270
Income taxes	188,401	163,537

DOCOMO Earnings Release	Three Months Ended June 30, 2011
(4) Going Concern Assumption
None
(5) Segment Reporting

	Millions of yen
Three months ended	Mobile phone	Miscellaneous
June 30, 2010	business	businesses	Consolidated
Operating revenues	¥1,054,016	¥35,228	¥1,089,244
Operating expenses	812,046	36,680	848,726

Operating income (loss)	¥241,970	¥(1,452)	¥240,518

	Millions of yen
Three months ended	Mobile phone	Miscellaneous
June 30, 2011	business	businesses	Consolidated
Operating revenues	¥1,015,811	¥31,478	¥1,047,289
Operating expenses	745,529	34,045	779,574

Operating income (loss)	¥270,282	¥(2,567)	¥267,715

DOCOMO does not disclose geographical information since the amounts of operating revenues generated outside Japan are immaterial.
(6) Significant Changes in NTT DOCOMO, INC. Shareholders’ Equity
None

DOCOMO Earnings Release	Three Months Ended June 30, 2011
4. Appendices
(1) Operating Data for 1st Quarter of the Fiscal Year Ending March 31, 2012

		Full-year Forecast: as announced on April 28, 2011
				Fiscal Year Ending
		[Ref.]	[Ref.]	Mar. 31, 2012	[Ref.]
		Fiscal Year Ended	First Quarter	First Quarter	Fiscal Year Ending
		Mar. 31, 2011	(Apr. - Jun. 2010)	(Apr. - Jun. 2011)	Mar. 31, 2012
		Full-year Results	Results	Results	Full-year Forecast
Number of Subscriptions and Other Operating Data
Cellular Subscriptions	thousands	58,010	56,515	58,415	59,960
Xi	thousands	26	—	121	1,030
FOMA (1)	thousands	56,746	54,162	57,324	58,930
Communication Module Service (FOMA)	thousands	1,606	1,212	1,724	—
mova	thousands	1,239	2,352	969	—
Communication Module Service (DoPa)	thousands	363	482	306	—
Prepaid	thousands	21	36	16	—
Packet Flat-rate Services Subscriptions (2)	thousands	31,921	27,491	33,109	—
Market Share (3) (4)%		48.5	49.7	48.2	—
Net Increase from Previous Period (4)	thousands	1,928	432	405	1,950
Xi	thousands	26	—	96	1,000
FOMA (1)	thousands	3,542	959	578	2,180
mova	thousands	(1,640)	(526)	(269)	(1,240)
Churn Rate (4)%		0.47	0.44	0.49	—
Number of Handsets (Xi+FOMA+mova) Sold (5)	thousands	19,055	4,615	4,645	—
i-mode Subscriptions	thousands	48,141	49,061	47,450	44,440
sp-mode Subscriptions	thousands	2,095	—	3,296	7,230
i-channel Subscriptions	thousands	16,233	16,757	15,705	—
i-concier Subscriptions	thousands	6,224	4,783	6,135	—
DCMX Subscriptions (6)	thousands	12,321	11,640	12,463	12,960
ARPU and MOU
ARPU
Aggregate ARPU (Xi+FOMA+mova) (7)	yen/month/subscription	5,070	5,190	4,960	4,890
Voice ARPU (8)	yen/month/subscription	2,530	2,680	2,340	2,220
Packet ARPU	yen/month/subscription	2,540	2,510	2,620	2,670
ARPU Generated from International Services (9)	yen/month/subscription	90	80	80	90
Aggregate ARPU (FOMA) (7)	yen/month/subscription	5,120	5,260	4,980	4,910
Voice ARPU (8)	yen/month/subscription	2,520	2,670	2,340	2,220
Packet ARPU	yen/month/subscription	2,600	2,590	2,640	2,690
ARPU Generated from International Services (9)	yen/month/subscription	90	90	80	90
Aggregate ARPU (mova) (7)	yen/month/subscription	3,280	3,330	3,230	3,250
Voice ARPU (8)	yen/month/subscription	2,720	2,770	2,680	2,680
Packet ARPU	yen/month/subscription	560	560	550	570
ARPU Generated from International Services (9)	yen/month/subscription	0	0	0	20
MOU
MOU (Xi+FOMA+mova) (10)	minute/month/subscription	134	133	128	—
MOU (FOMA) (10)	minute/month/subscription	137	137	129	—
MOU (mova) (10)	minute/month/subscription	44	45	39	—

*
Please refer to “4. (2) Definition and Calculation Methods of ARPU and MOU” for the definition of ARPU and MOU on page 16, and an explanation of the methods used to calculate ARPU and the number of active subscriptions.

(1)	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscribers.

(2)
Sum of “Pake-hodai FLAT,” “Pake-hodai double/double 2,” “Pake-hodai simple,” “Pake-hodai full,” “Pake-hodai,” “Biz-hodai,” “Xi Data Plan Ninen,” “Xi Data Plan,” “Flat-rate data plan FLAT (includes Value),” “Flat-rate data plan Standard/Standard 2 (includes Value),” “Flat-rate data plan 64K (includes Value)” and “Flat-rate data plan HIGH-SPEED (includes Value).”

(3)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association

(4)	Data are calculated including communication module services subscriptions.

(5)
Sum of new subscriptions, change of subscription from FOMA/mova to Xi, Xi/mova to FOMA, Xi/FOMA to mova, Xi handset upgrade by Xi subscribers, FOMA handset upgrade by FOMA subscribers and mova handset upgrade by mova subscribers

(6)	Inclusive of DCMX mini subscriptions

(7)	Data are calculated excluding revenues and subscriptions to communication module services, “Phone Number Storage” and “Mail Address Storage.”

(8)	Inclusive of circuit-switched data communication

(9)	Inclusive of voice communication and packet communication

(10)	Data are calculated excluding subscriptions to communication module services, “Phone Number Storage” and “Mail Address Storage.”

DOCOMO Earnings Release	Three Months Ended June 30, 2011
(2) Definition and Calculation Methods of ARPU and MOU
i. Definition of ARPU and MOU
a.	ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as basic monthly charges, voice communication charges and packet communication charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter.

b.	MOU (Minutes of Use): Average monthly communication time per subscription.
ii. ARPU Calculation Methods
a.	ARPU (Xi+FOMA+mova)

• Aggregate ARPU (Xi+FOMA+mova) =	Voice ARPU (Xi+FOMA+mova) + Packet ARPU (Xi+FOMA+mova)

• Voice ARPU (Xi+FOMA+mova):	Voice ARPU (FOMA+mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (Xi+FOMA+mova)

• Packet ARPU (Xi+FOMA+mova):	Packet ARPU (Xi+FOMA+mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (Xi+FOMA+mova)
b.	ARPU (FOMA)

• Aggregate ARPU (FOMA) =	Voice ARPU (FOMA) + Packet ARPU (FOMA)

• Voice ARPU (FOMA):	Voice ARPU (FOMA) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (FOMA)

• Packet ARPU (FOMA):	Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (FOMA)
c.	ARPU (mova)

• Aggregate ARPU (mova) =	Voice ARPU (mova) + Packet ARPU (mova)

• Voice ARPU (mova):	Voice ARPU (mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (mova)

• Packet ARPU (mova):	Packet ARPU (mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (mova)
iii.	Active Subscriptions Calculation Methods
Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period

Note:	Subscriptions and revenues for communication module services, “Phone Number Storage” and “Mail Address Storage” services are not included in the ARPU and MOU calculations.

DOCOMO Earnings Release	Three Months Ended June 30, 2011
(3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures
i. EBITDA and EBITDA margin

	Billions of yen
	Three months ended	Three months ended
	June 30, 2010	June 30, 2011
a. EBITDA	¥401.5	¥427.1

Depreciation and amortization	(158.1)	(155.8)
Loss on sale or disposal of property, plant and equipment	(3.0)	(3.6)

Operating income	240.5	267.7

Other income (expense)	0.0	2.5
Income taxes	(97.1)	(109.4)
Equity in net income (losses) of affiliates	(0.9)	(2.2)
Less: Net (income) loss attributable to noncontrolling interests	(0.4)	0.1

b. Net income attributable to NTT DOCOMO, INC.	142.2	158.7

c. Operating revenues	1,089.2	1,047.3

EBITDA margin (=a/c)	36.9%	40.8%
Net income margin (=b/c)	13.1%	15.2%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.
ii . ROCE after tax effect

	Billions of yen
	Three months ended	Three months ended
	June 30, 2010	June 30, 2011
a. Operating income	¥240.5	¥267.7
b. Operating income after tax effect {=a*(1-effective tax rate)}	142.4	158.5
c. Capital employed	5,263.1	5,304.9

ROCE before tax effect (=a/c)	4.6%	5.0%
ROCE after tax effect (=b/c)	2.7%	3.0%

Notes:	Capital employed = Two period ends average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities)

Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt

Effective tax rate:40.8%
iii. Free cash flows excluding changes in investments for cash management purposes

	Billions of yen
	Three months ended	Three months ended
	June 30, 2010	June 30, 2011
Free cash flows excluding changes in investments for cash management purposes	¥47.2	¥82.5

Changes in investments for cash management purposes*	191.9	(169.7)

Free cash flows	239.0	(87.2)

Net cash used in investing activities	(2.3)	(359.4)
Net cash provided by operating activities	241.3	272.2

Note:
* Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

DOCOMO Earnings Release	Three Months Ended June 30, 2011
5. Special Note Regarding Forward-Looking Statements
This earnings release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this earnings release were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:
(1)
Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers, businesses or other technologies caused by Mobile Number Portability, new market entrants and other factors, or the expansion of the areas of competition could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses.

(2)	Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.
(3)
The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.
(5)
Other mobile service providers in the world may not adopt the technologies that are compatible with those used by our corporate group’s mobile communications system on a continual basis, which could affect our ability to sufficiently offer international services.

(6)	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.
(7)
As electronic payment capability and many other new features are built into our cellular phones/devices, and services of parties other than those belonging to our corporate group are provided through our cellular handsets/devices, potential problems resulting from malfunctions, defects or loss of handsets/devices, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

(8)	Social problems that could be caused by misuse of our products and services may adversely affect our credibility or corporate image.
(9)	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image.
(10)
Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

(11)
Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment or software bugs, deliberate incidents induced by computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and may adversely affect our credibility and/or corporate image, or lead to a reduction of revenues and/or increase of costs.

(12)	Concerns about adverse health effects arising from wireless telecommunications may spread and consequently may adversely affect our financial condition and results of operations.
(13)	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

*	Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations.

Copyright (C) 2011 NTT DOCOMO, INC. All rights reserved.^^^^ NTT DOCOMO, INC. Results for the First Three Months of the Fiscal Year Ending March 31, 2012 July 29, 2011

Forward-Looking Statements This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management's current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this presentation were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following: (1) Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers, businesses or other technologies caused by Mobile Number Portability, new market entrants and other factors, or the expansion of the areas of competition could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses. (2) Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth. (3) The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations. (4) Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction. (5) Other mobile service providers in the world may not adopt the technologies that are compatible with those used by our corporate group's mobile communications system on a continual basis, which could affect our ability to sufficiently offer international services. (6) Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect. (7) As electronic payment capability and many other new features are built into our cellular phones/devices, and services of parties other than those belonging to our corporate group are provided through our cellular handsets/devices, potential problems resulting from malfunctions, defects or loss of handsets/devices, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations. (8) Social problems that could be caused by misuse of our products and services may adversely affect our credibility or corporate image. (9) Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image. (10) Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others. (11) Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment or software bugs, deliberate incidents induced by computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and may adversely affect our credibility and/or corporate image, or lead to a reduction of revenues and/or increase of costs. (12) Concerns about adverse health effects arising from wireless telecommunications may spread and consequently may adversely affect our financial condition and results of operations. (13) Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders. This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscriptions, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management's current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this presentation were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following: (1) Changes in the business environment in the telecommunications industry, such as intensifying competition from other service providers, businesses or other technologies caused by Mobile Number Portability, new market entrants and other factors, or the expansion of the areas of competition could limit our acquisition of new subscriptions and retention of existing subscriptions, or may lead to diminishing ARPU or an increase in our costs and expenses. (2) Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth. (3) The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations. (4) Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction. (5) Other mobile service providers in the world may not adopt the technologies that are compatible with those used by our corporate group's mobile communications system on a continual basis, which could affect our ability to sufficiently offer international services. (6) Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect. (7) As electronic payment capability and many other new features are built into our cellular phones/devices, and services of parties other than those belonging to our corporate group are provided through our cellular handsets/devices, potential problems resulting from malfunctions, defects or loss of handsets/devices, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations. (8) Social problems that could be caused by misuse of our products and services may adversely affect our credibility or corporate image. (9) Inadequate handling of confidential business information including personal information by our corporate group, contractors and others, may adversely affect our credibility or corporate image. (10) Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others. (11) Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment or software bugs, deliberate incidents induced by computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and may adversely affect our credibility and/or corporate image, or lead to a reduction of revenues and/or increase of costs. (12) Concerns about adverse health effects arising from wireless telecommunications may spread and consequently may adversely affect our financial condition and results of operations. (13) Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

FY2011/1Q Financial Results Highlights Copyright (C) 2011 NTT DOCOMO, INC. All rights reserved.^^^^

SLIDE No. 3

# FY2011/1Q Financial Results

U.S. GAAP

| | 2010/4-6 (1Q) (1) | 2011/4-6 (1Q) (2) | Changes (1)→(2) | FY2011 (Full-Year Forecast) (3) | Progress to Forecast (2) / (3) |
|---|---|---|---|---|---|
| Operating revenues (Billions of yen) | 1,089.2 | 1,047.3 | -3.9% | 4,230.0 | 24.8% |
| Cellular Services Revenues (Billions of yen) | 864.2 | 850.6 | -1.6% | 3,368.0 | 25.3% |
| Operating Expenses (Billions of yen) | 848.7 | 779.6 | -8.1% | 3,380.0 | 23.1% |
| Operating Income (Billions of yen) | 240.5 | 267.7 | +11.3% | 850.0 | 31.5% |
| Income Before Income Taxes (Billions of yen) | 240.6 | 270.3 | +12.3% | 854.0 | 31.6% |
| Net Income Attributable to NTT DOCOMO, INC. (Billions of yen) | 142.2 | 158.7 | +11.7% | 502.0 | 31.6% |
| EBITDA Margin (%)* | 36.9 | 40.8 | +3.9 Points | 37.2 | - |
| Adjusted Free Cash Flow (Billions of yen)* | 47.2 | 82.5 | +75.0% | 480.0 | 17.2% |

◆Consolidated financial statements in this document are unaudited.
◆Adjusted free cash flow excludes the effects of uncollected revenues due to bank holidays at the end of the fiscal year and changes in investments for cash management purposes with original maturities of longer than three months.
* For an explanation of the calculation processes of these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP and the IR page of our website, www.nttdocomo.co.jp

RESULTS FOR 1Q OF FY2011

SLIDE No. 4

# FY2011/1Q Results Highlights (1)

## FY2011/1Q Results Highlights

| | |
|---|---|
| Disaster restoration/ Disaster preparedness measures | **Steadfast restoration of base stations**<br>**Early implementation of new disaster preparedness measures** |
| Customer satisfaction improvement | **Mobile data devices customer satisfaction survey[*1] "Overall satisfaction score"**<br>No. 1 ranking for 3 straight years (May 16, 2011) |
| Promotion of smartphones | **FY2011/1Q sales: 1.30 million units**<br>Sold smartphone units exceeding 50% of FY2010 annual sales in 3 months |
| Increased packet ARPU | **Achieved steadfast YOY growth**<br>FY11/1Q packet ARPU: Up ¥110 (4.4%)<br>FY11/1Q packet revenues: Up ¥30.3 billion (7.3%) |
| Xi service deployment | **Area expansion**<br>(Launched service in 6 major cities on Jul. 1, 2011 following Tokyo, Osaka, Nagoya)<br>**Released Wi-Fi router** |

1: Nikkei BP Consulting "3rd Mobile data devices customer satisfaction survey", which evaluates the overall satisfaction level of users using mobile data communications services offered by carriers (LTE, 3G, WiMAX, etc). Ranking results were derived from the following scores: overall satisfaction score, area coverage (outdoor), area coverage (indoor) , communications quality (connection time), communications quality (disruption of connection), performance/features/ease of use of devices, responsiveness of retailer/shop attendants, after-sales support scores"

RESULTS FOR 1Q OF FY2011

SLIDE No. 5

# FY2011/1Q Results Highlights (2)

## Key factors behind YOY changes in operating income


Impact of "Value Plan": Down approx. ¥ 20.0 billion
Decrease in voice revenues: Down ¥43.9 billion
Increase in packet revenues: Up ¥30.3 billion
Increase in other revenues: Up 3.7 billion
Decrease in equipment sales revenues: Down ¥32.2 billion
Decrease in equipment sales expenses*1: Down ¥30.8 billion
Decrease in network-related costs*2: Down ¥9.5 billion
Decrease in other expenses: Down ¥29.0 billion
Operating income ¥240.5 billion
Operating income ¥267.7 billion
Up ¥27.2 billion (11.3%) year-on-year
Disaster impact on income: Down ¥7.5 billion
Operating revenues: Down ¥42.0 billion
Operating expenses: Down ¥69.2 billion
FY2010/1Q
FY2011/1Q

*1: Sum of cost of equipment sold and distributor commissions
*2: Sum of communication networks charges, depreciation and amortization, loss on disposal of property, plant and equipment, and other costs

RESULTS FOR 1Q OF FY2011

50%-OFF Monthly Charge Discount Plans/"Value Plan" (Million subs) (Selection rate) 08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 10/9 10/12 11/3 11/6 ^^^ 2845.9845 3043.1967 3271.7732 3425.1705 3475.2489 3461.8411 3541.7073 3544.5583 3570.8051 3592.0191 3646.1285 3667.3116 ^^^ 537.4915 575.8906 615.8318 644.0504 738.7002 855.7379 906.5471 999.5961 1049.3573 1086.2674 1123.7435 1156.2366 ^^^ 0.627 0.668 0.712 0.742 0.764 0.779 0.793 0.804 0.812 0.818 0.822 0.82574 (Million subs) (Subscription rate: %) ^ Subscription rate of billing plans offering 50% discount on basic monthly charge grew to over 80%^^^Negative impact on revenues became insignificant ^ No. of "Value Plan" subs continues to expand after topping 40.00 million (70% subscription rate) 07/12 08/3 08/6 08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 10/9 10/12 11/3 11/6 ^^^ 159 529 889 1296 1648.3 2082 2399 2702.9 2966.9 3271.1 3512.9 3720.7 3894.6 4125.1 4280.95 ?^^ 0.94 0.978 0.968 0.923 0.952 0.98 0.972 0.974 0.980000000232827 0.984 0.992 0.988 0.991 0.991 0.991 50%-Off Monthly Charge Discount Plans No. of subs & subscription rate "Value Plan" subscriptions/ "Value Course" selection rate : 50%-OFF monthly charge discount plan subscription rate :No. of "MAX Discount"*2 subscriptions :No. of users subscribing to "Family Discount"*1+"Ichinen Discount" for over 10 years : "Value Course" selection rate*3 : No. of "Value Plan" subscriptions *3: Percentage of users who chose "Value Course" among total users who purchased a handset using new handset purchase methods *1: Inclusive of "Office Discount" and "Business Discount" subscriptions *2: "Fami-wari MAX 50", "Hitoridemo Discount 50" and "Office-wari MAX 50" 50.00 45.00 40.00 35.00 30.00 25.00 20.00 15.00 10.00 5.00 45.00 40.00 35.00 30.00 25.00 20.00 15.00 10.00 5.00

05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 09/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 10/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 11/1-3(4Q) 4-6(1Q) FY2011 (Excl. Monthly Support impact) (2,620) (2,680) Packet ARPU 1820 1880 1880 1940 1970 1980 2010 2080 2120 2210 2200 2270 2330 2410 2390 2420 2430 2450 2440 2470 2510 2540 2540 2570 2620 2670 (Excl. Monthly Support impact) (2,350) (2,260) ^^^^ARPU 1820 1880 1880 1940 1970 1980 2010 2080 2120 2210 2200 2270 2330 2410 2390 2420 2430 2450 2440 2470 2510 2540 2540 2570 2670 (^?)^^^^ARPU^^^^^^^??^ 2,680 Voice ARPU 5120 5170 5040 4780 4930 4740 4660 4450 4440 4340 4090 3780 3560 3450 3340 2970 3010 2970 3030 2590 2680 2660 2590 2190 2340 2220 ?^ARPU^^^^^^^??^ 2,260 (^?)?^ARPU^^^^^^^??^ 2,260 ^^^^ARPU^^^^^^^^ 8.2 5.3 6.9 7.2 7.6 11.6 9.5 9.1 9.9 9.0 8.6 6.6 4.3 1.7 2.1 2.1 3.3 3.7 4.1 4.0 5.1 (^^)^?^^^^^ARPU 30 40 40 40 50 50 50 60 60 70 70 80 80 90 80 70 70 80 80 80 80 90 90 90 90 (^^)i^^^ARPU 1,810 1,870 1,860 1,920 1,950 1,960 1,990 2,060 2,090 2,180 2,170 2,230 2,290 2,360 2,350 2,370 2,380 2390 2370 2380 2390 ^ FY2011/1Q aggregate ARPU: \4,960 (down 4.4% year-on-year) ^^^^^^^^^^ packet ARPU: \2,620 (up 4.4% year-on-year) (yen) 5,440 2,430 2,450 5,420 FY10 Aggregate ARPU \5,070 (down 5.2% year-on-year) Voice: \2,530 (down 12.8% year-on-year) Packet: \2,540 (up 3.7% year-on-year) 5,470 2,440 (Full-year forecast) FY09 Aggregate ARPU \5,350 (down 6.3% year-on-year) Voice: \2,900 (down 12.9% year-on-year) Packet \2,450 (up 2.9% year-on-year) 2,470 5,060 4,760 2,570 5,190 2,510 5,200 2,540 5,130 2,540 4,890 (4,940) 2,670 FY11 (2,680) 4,960 (4,970) 2,620 (2,620) Cellular(Xi+FOMA+mova)ARPU ^ For an explanation on ARPU, please see slide "Definition and Calculation Methods of MOU and ARPU" in this document ^ Numbers in parentheses indicate the ARPU amounts excluding the impact of Monthly Support discounts.

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q ^^ 989 1155 1198 1233 1060 1145 1329 1455 1210 1331 1256 1358 960 1023 886 1067 861 948 861 1066 972 1017 965 1147 1030 ^^^ 558 632 664 648 570 612 686 736 624 656 652 642 494.7 531.8 451.1 535.3 434.3 446.4 420 502.8 461 463 434 547 463 Total Handset Sales ^ Total number of handsets sold in FY2011/1Q: 4.64 million units (Up 0.6% year-on-year) FY2008 FY2009 (Million units) 5.32 FY08 full year: 20.13 million (down 21.8% year-on-year) 4.46 4.95 4.51 5.35 4.34 4.20 5.03 FY2010 FY09 full year: 18.04 million (down 10.4% year-on-year) 4.61 4.63 4.34 FY10 full year: 19.06 million (up 5.6% year-on-year) 5.47 4.64 Full year forecast: 19.80 million 16.0 12.0 8.0 4.0 : Total no. of handsets sold (docomo + au + SOFTBANK) : Total no. of handsets sold (docomo) ^ Calculated based on financial results materials of each company ^^Handsets sold by TU-KA and EMOBILE are not included FY2011

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q ?^^-^^^ 0.85 0.94 0.74 0.68 0.51 0.52 0.44 0.52 0.44 0.46 0.45 0.49 0.44 0.49 0.46 0.48 0.49 ?^^-KDDI 0.97 1.03 0.89 0.9 0.87 0.75 0.65 0.77 0.64 0.72 0.67 0.85 0.75 0.73 0.68 0.75 0.66 ?^^-SB 1.46 1.42 1.21 1.19 0.98 0.98 0.91 1.13 1.05 1.24 1.16 2.01 1.02 0.96 0.91 1.02 1.08 Churn Rate ^ FY2011/1Q churn rate: 0.49% ^ Cellular (Xi+FOMA+mova) Churn Rate (%) FY2007 FY2008 FY07 full-year churn rate: 0.80% FY08 full-year churn rate: 0.50% FY2009 FY09 full-year churn rate: 0.46% FY2010 SoftBank KDDI (au) docomo ^ Based on financial results materials, etc. of each company FY10 full-year churn rate: 0.47% FY2011 ^ MAX Discount services (Aug. 07) ^Value Course (Nov. 07)

4/30/2011 5/31/2011 6/30/2011 FY2011 Full year ^^^(^?) 0 18.8 25.1 ^^^(^^) 18.8 6.3 15.4 ^^^(^^) 193 No. of Net Additions ^ No. of net additions acquired in FY2011/1Q: 410,000 ^ Full-year forecast: 1.95 million ^ No. of net additions (monthly cumulative) (Million subs) 0.41 0.25 0.19 1.95 Forecast 0.19 0.19 0.06 0.25 0.15 (Cumulative) (Cumulative) (Cumulative) 0.60 0.40 0.20

37681 37773 37865 37956 38047 38139 38231 38322 38412 38504 05/9 05/12 06/3 06/6 06/9 06/12 07/3 07/6 07/9 07/12 08/3 08/6 08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 10/9 10/12 11/3 11/6 12/3 FOMA 33 53.5 100.3 188.1 304.5 458.3 648.8 849.9 1150.1 1371 1677.01 2012.8724 2346 2621.6 2908.8 3211.3 3552.9 3785.4 4004.26 4207.75 4394.93 4519.9 4644 4749 4904.03 5024.6 5125.8 5204.51 5320.3 5416 5494.04 5557.368 5677.11 5732.3989 5986 mova 4353.1 4413.8 4437.8 4385.4 4328.3 4225 4087.5 3941.5 3732.4 3570.9 3313.41 3023.6974 2768 2545.6 2300.5 2010 1709.16 1499.1 1289.91 1107.3 943.84 842.8 749 666 556.04 461.8 392.8 339.1 287.9 235 195.42 163.6303 123.87 96.9423 Subscriber Migration to FOMA/Xi (Million subs) mova DoPa 56.08 53.20 (94.9%) 49.04 (89.8%) 54.60 ^ Inclusive of communication module service subscriptions 5.56 2.88 FY2008 FY2009 ^ No. of subscribers who have migrated to FOMA/Xi in FY2011/1Q: 210,000 ^ No. of remaining mova/DoPa subscriptions: 970,000 51.26 (92.9%) 3.93 55.19 52.05 (93.9%) 3.39 55.44 (forecast) 54.86 50.25 (91.6%) 4.62 59.96 59.96 (100%) 56.51 54.16 (95.8%) 2.35 FY2010 56.89 54.94 (96.6%) 1.95 55.57 (97.1%) 57.21 1.64 56.77 (97.9%) FY2011 mova:0.66 DoPa:0.31 58.01 1.24 58.41 57.45 (98.3%) 0.97 60.00 50.00 40.00 30.00 20.00 10.00 Numbers in parentheses indicate the percentage of FOMA+Xi subscriptions to total cellular subscriptions

Principal Actions and Results Copyright (C) 2011 NTT DOCOMO, INC. All rights reserved.^^^^

6^^^^ 9^^ ?^^^^ 97 42 0 97 42 Full-Scale Restoration Status Restoration of submerged/physically damaged base stations to be carried out in coordination with the revival of each region ^Submerged/physically damaged base stations^ 97 (As of Mar. 31, 2011) ^ 87 (As of Jun. 30, 2011) ^^ 82 (As of Sept. 30, 2011) 0 Jun. 30, 2011 Sept. 30, 2011 ^ Base stations with damage to facilities: full-scale restoration to be completed by Sept. 30, 2011, to recover network area quality to pre-disaster levels Complete full-scale restoration by Sept. 30, 2011 * Numbers in parentheses indicate the percentage of base stations restored out of total base stations inflicting damage No. of base stations with damage to facilities Down 55 (57%) Down 42 (100%) Progress of full-scale restoration Mar. 31, 2011

New Disaster Preparedness Measures: Progress Measure Investment amount Large-zone base station roll-out \3.0 billion Large-zone base station roll-out \3.0 billion Uninterruptible power supply systems \14.0 billion Uninterruptible power supply systems \14.0 billion 24-hour battery supply \14.0 billion 24-hour battery supply \14.0 billion Swift provision of satellite mobile phones \1.0 billion Swift provision of satellite mobile phones \1.0 billion Increase of satellite entrance circuits \1.0 billion Increase of satellite entrance circuits \1.0 billion Deployment of emergency microwave facilities \1.0 billion Deployment of emergency microwave facilities \1.0 billion Provision of disaster voice message service \0.5 billion Provision of disaster voice message service \0.5 billion Further utilization of "Area Mail" - ^ Aggressively accelerate and complete implementation of individual measures in view of possible occurrence of a large-scale earthquake in Tokai Mar. 31, 2012 Dec. 31, 2011 Jun. 30, 2011 Apr. 2011 Sept. 30, 2011 Progress Complete Complete roll-out of total 100 stations in Dec. 2011. Prioritize deployment in Tokyo and Tokai aiming for completion by Oct. 31, 2011 (Tokyo: 5 stations, Tokai: 8 stations) Almost completed installation in approx. 800 stations by Jun. 30, 2011 Installation in approx. 1,100 stations to be completed by Dec. 31, 2011. Prioritize deployment in Tokai Complete deployment of 2,000 units within Oct. 2011 and total 3,000 units within Feb. 2012 Portable type Completed deployment of total 24 units of portable type. Start introduction of car-mount type from Oct. 2011 and complete deployment of total 9 units within Dec. 2011 Plan to complete deployment in total 100 sections within Sept. 2011 Plan to launch service within FY2011 after completing development and roll-out of facilities. Started free provision of "Area Mail" (Jul. 1, 2011) Free provision of Area Mail for use by national/local governments for delivery of information Car-mount Complete Complete Complete Complete Complete Complete Complete

SLIDE No. 15

# DOCOMO's Next-Generation Green Base Stations

- Facilitate development of disaster-resilient, environment-friendly base stations, aiming for commercial introduction in FY2012 in limited sites



Environment-friendly base stations
Use of eco-generation
Environment-friendly power generator
Bio-fuel cell
Wind generation
Solar battery
- Solar/wind power generation
- Bio fuel cell
Commercial power
Generation volume fluctuation
Load fluctuation
DC
Green power controller
Comm. equipment
DC 48V
Cut commercial power
Constant power charging/ discharging
Storage battery Lithium-ion battery
Reduced peak power
Peak shift through use of storage battery
Lithium-ion battery
Use solar battery + night time power during peak hours
Securing power for possible outage
•Diversification of power source
Solar battery
Fuel cell
Storage battery
Commercial power
•Miniaturization of back-up battery for 24-hour power supply
Lead battery
Size: approx. 1/5
Lithium-ion battery

Disaster-resilient base stations

【Development/system evaluation in FY2011】
【Planned commercial introduction in limited base stations in FY2012】

RESULTS FOR 1Q OF FY2011

Green base station Power flow Power surplus Green base station control server Communication Network Information flow Maximize use of renewable energy at green base stations through smart grid Power shortage Power balanced Power generation/ consumption forecast using meteorological data, etc Real-time power data collection Power interchange control Base station power-saving control Grid control Future Deployment of Green Base Stations ^ Construct a mechanism that allows power interchange between base stations with power surplus/shortage

SLIDE No. 17

# Customer Satisfaction Improvement (Smartphones)

- Reinforcement of customer contacts aimed at improving satisfaction of users even after switching to smartphones
- Opened smartphone lounges in various locations
  Held "smartphone classes" and assigned "Smartphone Meisters" at docomo Shops

## Expansion of smartphone lounges

- At least 1 lounge in each Regional Office (planned)
- Newly opened 4 lounges in April/May 2011
  (Sapporo, Kyoto, Umeda, Kobe)
- Plan to open a new lounge in Aug. 2011 (Fukuoka)







docomo smartphone lounge

## "Smartphone Class" at docomo Shop



【Example of lecture topics】
"For first-time smartphone users"
(Program for beginners)

【No. of attendees for FY2011】
Approx. 55,000
(As of Jun. 30, 2011)

## "Smartphone Meister"

Experts capable of providing detailed information on smartphones

■ No. of "Smartphone Meisters" at docomo Shops


5,326
7,037
Mar. 31, 2011
Jun. 30, 2011

RESULTS FOR 1Q OF FY2011

^ Improved response rate as a result of reinforcing smartphone-related operations at call center No. of operators Response rate of smartphone-related inquiries Response rate rose to over 80% Increased no. of operators handling smartphone-related inquiries Mar. 31, 2011 Jun. 30, 2011 i^^^ 536 504 ^^^ 389 541 (people) i-mode, etc. smartphones ^^ Smartphone-related inquiry response rate (Mar-Jun. 2011) Response rate: Over 80% Customer Satisfaction Improvement (Call Center) Mar. Apr. May Jun. 2011

SLIDE No. 19

# Customer Satisfaction Improvement (Safety/Security)

- Free provision of "docomo Anshin Scan" virus detection service to smartphone users
- Development of kid's PHONE equipped with limited set of features required for children, e.g., voice calling, location search, etc.

## Provision of "docomo Anshin Scan"

**ドコモ あんしんスキャン** Launched Jul. 1, 2011

Virus detection service for smartphones equipped with Android OS

**Monthly charge: free** | **Application: not required**

**POINT1**

Automatic virus detection (real-time scan)

- From app → When installed
- From external memory/SMS → When inserted/received


McAfee

**POINT2**



Automatic virus detection at predefined intervals (scheduled scan)

At predefined time


McAfee

## Development of kid's PHONE (HW-02C)



With rubber cover attached
(Yellow cover: optional)

To be released Sept-Oct. 2011

### Principal features

- Limited features to only those required for children (voice call, GPS-based location search, loud alarm, SMS)
- Mail transmit restriction (Up to 10 addresses)
- Possible to use "Imadoko-Search" service without i-mode subscription
- Compatibility with emergency earthquake alerts planned to be introduced (December 2011)

RESULTS FOR 1Q OF FY2011

SLIDE No. 20

# Customer Satisfaction Improvement (External Evaluations)

- Ranked No. 1 in Nikkei BP Consulting mobile data devices customer satisfaction survey three years in a row*

## Mobile data devices customer satisfaction survey

Won highest satisfaction scores in 8 out of 15 survey items including “overall satisfaction” (May 16, 2011)

Customer Satisfaction No.1 日経BPコンサルティング

2009

2010

2011

No. 1 ranking for 3 straight years

**Highest satisfaction scores in 8 out of 15 items including “overall satisfaction” for 2011**

- Overall satisfaction
- Performance/features/ ease of use of devices
- Area coverage (indoor)
- Area coverage (outdoor)
- Communication quality (connection disruption)
- Communication quality (connection time)
- Responsiveness of retailer/shop attendants
- After-sales support

* Nikkei BP Consulting "3rd Mobile data devices customer satisfaction survey", which evaluates the overall satisfaction level of users using mobile data communications services offered by carriers (LTE, 3G, WiMAX, etc). Ranking results derived from the following scores: overall satisfaction score, area coverage (outdoor), area coverage (indoor) , communications quality (connection time), communications quality (disruption of connection), performance/features/ease of use of devices, responsiveness of retailer/shop attendants, after-sales support scores"

RESULTS FOR 1Q OF FY2011

1Q 2Q 3Q 4Q 1Q ^^^^ARPU(^^^?^) 2510 2540 2540 2570 2620 i^^^^^^?^^^^^? Growth of Packet ARPU/Revenues ^ FY2011/1Q packet ARPU: Up \110 (4.4%) year-on-year ^ FY2011/1Q packet revenues: Up \30.3 billion (7.3%) year-on-year 1Q 2Q 3Q 4Q 1Q 2010^^ 2010^^ 2010^^ ^^^^ 4149 4221 4248 4332 4453 (Billions of yen) Historical growth of packet revenues FY2010 0 FY2011 2,510 (+80) 2,540 (+90) 2,540 (+100) 2,570 (+100) \445.3 billion (Up \30.3 billion (7.3%) year-on-year) Numbers in parentheses indicate amount of YOY increase YOY changes in packet ARPU FY2010 FY2011 0 (yen) ^^^^^ ^^^^^^ 2,620 (+110) 445.0 435.0 425.0 415.0

FOMA max. speed 14Mbps 6 models "Osaifu-Keitai" e-wallet 5 models One-seg broadcasting Waterproof 3 models Tethering 7 models Infrared data transfer 6 models 5 models GALAXY S^ MEDIASWP Xperia acro AQUOS Phone F-12C P-07C Optimus bright AQUOS PHONE f BlackBerry Bold 9780 Smartphones (Product Lineup) ^ Released 9 models of smartphones as part of 2011 summer product lineup Android 2.3 8 models GALAXY S II Planned for release in Aug. Planned for release in Aug. Planned for release in Aug. 2011 summer lineup: 9 models Released Jun. 23 Released Jun. 24 Released Jul. 9 Released May 20 Released Jun. 18 Released Jun. 29

?^ 1Q 1Q 31.0487 130 2Q 27.2749 3Q 67.5302 4Q 126.2245 3^ 4^ 5^ 6^ 7^ 8^ 9^ 10^ 11^ 12^ 1^ 2^ 3^ 4^ 5^ 6^ ^^^ 0.04 0.51 0.32 0.25 0.18 0.18 0.31 0.25 0.25 0.48 0.46 0.4 0.46 0.47 0.37 0.5 A^ 0.95 0.49 0.68 0.7 0.74 0.77 0.62 0.67 0.48 0.33 0.38 0.35 0.32 0.31 0.42 0.29 B^ 0 0 0 0.05 0.08 0.05 0.07 0.08 0.27 0.18 0.13 0.24 0.21 0.21 0.2 0.21 C^ 0.01 0 0 0 0 0.01 0 0 0 0.02 0.03 0.02 0.02 0.01 0.01 0.01 Smartphones (No. of Units Sold) ^ No. of smartphones sold in FY2011/1Q: 1.30 million units ^ Achieving steadfast progress toward full-year smartphone sales target (6.00 million units) Smartphone sales Sold smartphone units exceeding 50% of FY2010 annual sales in FY2011/1Q Company A Company B Company C docomo Launched Xperia Launched sp mode Added new models e.g., GALAXY S, etc. (Based on survey by GfK Japan) FY2010 FY2011 2.52 1.30 Apr Jun Aug Oct Dec Feb Apr Jun FY2010 full year 2011/1Q (Million units) : 1Q sales 3.00 2.50 2.00 1.50 1.00 0.50 : 2Q sales : 3Q sales : 4Q sales ^ Historical changes in market share of smartphones sold at mass retailers* * Market share comparison of mobile carriers in mobile phone sales category. Based on survey by GfK Japan that aggregates the sales records of devices installing either of the 4 OSs (Android/i OS/Windows Mobile/BlackBerry: tablet-type devices not included) at major mass retailers across Japan.

SLIDE No. 24

# Smartphones (Services)

- Started support of "i-channel" "Melody Call" and other services on smartphones (from 2011 summer models)

| Actions undertaken | 2011 summer | 2011 Winter & beyond |
|---|---|---|

**Incorporation of i-mode services in smartphones**

**i-mode phones**: Content (music, video, games, books) | i.ch. | C

**Smart phones**:

| Actions undertaken | 2011 summer | 2011 Winter & beyond |
|---|---|---|
| sp mode/Osaifu-Keitai e-wallet | i-channel (Launched 6/22/2011) | i-concier |
| BeeTV/ Rakuten auction | Melody Call (Launched 6/29/2011) | Content billing/ authentication |
| Disaster Message Board/ docomo Map navi | G-GUIDE program list (Launched 5/20/2011) | MyMenu |
| •••etc. | Emergency earthquake alert: CBS scheme Launched 7/21/2011 (Introduced progressively from 2011 summer models) | Emergency earthquake alert: ETWS scheme (To be introduced from 2011 winter Xi-enabled models) |

Service integration

**New services/initiatives uniquely available through docomo**

- docomo market
- Docomo Palette UI
- docomo Connected Home

RESULTS FOR 1Q OF FY2011

^ Develop content billing/authentication platform targeting implementation in winter 2011, to allow customers to continue to use the same content even after migrating from an i-mode handset to a smartphone Smartphones (Content Billing/Authentication) Customers switching to a smartphone Platform development Introduce i-mode mechanism for billing, authentication, etc. i-mode phone Replacement smartphone Portal MyMenu list 3 registered content Content A Content B Content C MyMenu Same content as those accessed via i-mode phone 2011 Winter MyMenu will be carried over, allowing customers to continue to use i-mode content even more easily on smartphones Content providers can continue offering the same service using our easy-to-use billing system

SLIDE No. 26

# Measures for Boosting i-mode Packet Usage

- Worked to boost packet usage of medium/light and elderly users through promotion of "i-mode Kantan mail" and launch of "Tsunagari Hotto Support", etc.

## "i-mode Kantan Mail"

A service that allows users to easily view news, weather and other iMenu sites via a mail delivered to their handsets after subscribing to the service based on recommendation at docomo Shop counters


Shop counter recommendation using sales sheet
Stepped up recommendation from July 2011
Read QR code + Register for mail delivery
Mail delivery (around noon everyday)
You can easily fetch news or weather information using your ordinary mail service!

## "Tsunagari Hotto Support"

A service that notifies the subscriber's mobile phone usage status automatically without any manual operations to family or other preregistered members using "message R" or a dedicated site, so that subscriber's safety can be confirmed and opportunities for communication can be expanded


つながり ほっとサポート
Launched Apr. 22, 2011
Subscriber (Raku-Raku PHONE Basic 3)
"Tsunagari Center"
"Tsunagari Member" (preregistered)
Automatic upload of mobile phone usage status*
Notify by "message R" or dedicated site
* Pedometer step counts, no. of times mobile phone screen was flipped open, etc.

RESULTS FOR 1Q OF FY2011

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q ^^^^^^?^^ 4.1 4.5 5.1 6.4 8.4 13.1 16.5 19.9 15.1211 19.0363 19.9349 25.6869 25.6423 Data Communications ^ Sold 260,000 data communication devices in FY2011/1Q as a result of release of Xi-enabled mobile Wi-Fi routers, etc. ^ Awarded No. 1 ranking in Nikkei BP Consulting overall customer satisfaction survey for three years in a row*1 08/6 08/9 08/12 09/3 09/6 09/9 09/12 10/3 10/6 10/9 10/12 11/3 11/6 ^?^^^^^^^^^ 36.1723 37.359 38.4471 37.8151 38.4154 39.1283 39.737 41.1 42.02 43.88 43.59 44.4 45.4 ^?^^^^^^^^^ 8.2 9.8 11.9 15.6 19.6 28.1574 40.3056 54.8 64.98 76.99 91.05 110 124.4 (Million subs) 0.20 0.40 0.60 (Million units) 0.44 0.08 0.10 Data device sales Data plan*2 subscriptions 0.80 0.20 1.00 1.20 0.67 0.58 0.53 0.50 0.47 0.12 0.16 0.20 0.28 0.80 0.40 0.10 0.96 0.55 0.65 1.07 0.77 1.21 FY2010 FY2009 FY2008 1.40 1.34 0.91 Approx. 260,000 units FY2011/1Q 1.73 million FY2011/1Q 1.54 1.10 FY2011 2008^^ 2009^^ 2010^^ 2011^^ 1.73 1.28 : Usage -based billing plans : Flat-rate data plans * 2: Total number of subscriptions to usage-based billing plans, "Flat-Rate Data Plan Standard", "Flat-Rate Data Plan Flat", "Flat-Rate Data Plan 64K, and Xi data plan (including "Value Plans") 1: Nikkei BP Consulting "3rd Mobile data devices customer satisfaction survey": overall satisfaction score, area coverage (outdoor), area coverage (indoor) , communications quality (connection time), communications quality (disruption of connection), performance/features/ease of use of devices, responsiveness of retailer/shop attendants, after-sales support scores"

LTE Service: Xi ^ Xi subscriptions as of Jun. 30, 2011 was 121,000 (Xi accounted for approx. 50% of total net additional data plan subscriptions) ^ Expanded coverage launching the service in 6 major cities in July 2011 FY2014 15.00 million subs (target) FY2011 1.00 million subs 0 0.50 1.00 15.00 (Million subs) FY2011 (planned) FY2014 (target) 0.026 FY2010 FY2011/ 1Q FY2011/ 2Q USB type L-02C (released Dec. 24, 2010) ExpressCard type F-06C: Released Apr. 30, 2011 FY2011/ 3Q or beyond Further enrichment Xi-enabled tablet Autumn 2011 (Planned) Xi-enabled smartphone Winter 2011 (Planned) ^^^ ^ ^^^ ^ 11/06 0.121 Mobile Wi-Fi router L-09C: Released Jun. 30, 2011 BF-01C: Planned for release Aug. 2011 or beyond L-09C BF-01C Subscriber expansion plan Enrichment of Xi product lineup 11/03 ?^?

^^^^^^^^^^^^^^ ^^^^^^^^^^^^^^^^ ^^^?^ ^^?^ ^^^^^^^^^^^^^?^^^^^^^^ ^?^^^^^?^^^?^ ^?^^^^^ Global Expansion ^ Total subscriptions of India's TTSL increased steadily ^ Continue global business deployment taking adequate approaches for growth/mature markets ^ International service: Launched overseas remittance service to grow revenues by capturing new user segments Total subscriptions: 90.77 million Market share: 10.8%* TTSL (India) Directions of global expansion Overseas remittance service ("docomo Money Transfer") No need to open bank account Overseas money remittance from mobile phone Swift and secure remittance (Remittance destinations initially limited to: the Philippines, Brazil, Korea and China) 09/4 5 6 7 8 9 10 11 12 10/1 2 3 4 5 6 7 8 9 10 11 12 11/1 2 3 4 5 ^^^ 36 36 37 39 44 47 51 54 57 60 63 66 68 70 72.534946 74.85022 76.943342 79.07 80.8 82.598138 84.233398 86.052323 87.654472 89.1 90.4 90.7 (As of May 31, 2011) (Million subs) 3G service launch (Nov. 5, 2010) 0 ^^^^^ ^^^^^ ^^^^^^ ^^^^^ ^^^^^ ^^^^^ ^^ Content/ platform domain Continually address growth markets mainly in Asia/Pacific region Global-level collaboration with various partners Network domain Expand platform business and enhance added value of network business Mutually coordinated ^^^^^^^^^^^^^^^?^? *: No. of subscriptions and market share are the total of GSM and CDMA services of TTSL and TTML (Source: TRAI) Service launched on Jul. 7, 2011

SLIDE No. 30

# Multimedia Broadcasting for Mobile Devices

モバキャス

- mmbi to apply for authorization of key broadcasting business operator based on the authorization policies published on Jul. 13, 2011 mmbi

【Authorized key broadcasting business operator (planned)】

- Plan to apply for authorization of key broadcasting business operator (Aug. 2011)

  ⇒ Application period: Aug. 3 – Sept. 2, 2011

Multimedia broadcasting service (concept)


Real-time broadcasting
Mobile
+
TV
+
Social media
Mobile communications
Convergence of communications & broadcasting
Storage-type broadcasting



Viewer can communicate with other viewers using Twitter and other social media linked with real-time broadcasting

JAPAN MOBILECASTING モバキャス

【Facility-supplying key broadcaster】

- License granted (Sept. 9, 2010)
- Company established (Jan. 11, 2011)

Household coverage

| FY2012 | FY2014 |
| --- | --- |
| Approx. 73%<br>Area deployment mainly in Tokyo/Osaka/Nagoya | Approx. 91%<br>Area expansion to other major cities across Japan |

Receiver device

- Receivers to be installed in smartphones upon initial service launch
- Aim to increase adoption of compatible devices to 50 million in 5th year after service launch

RESULTS FOR 1Q OF FY2011

SLIDE No. 31

# New Initiatives

- Launched and expanded new businesses that leverage mobile's unique properties (real-time immediacy, personal authentication, locating capabilities)
- Seek further commercial implementation to cultivate new revenue sources

## Bike sharing

- Launched general-purpose sharing system



Jointly developed with **PEDAL Ltd.**

**Launched Jun. 1, 2011**

- Started provision of cycling application ("coroado Cycles plus")

coroado

**Launched May 24, 2011** Jointly developed with **WingStyle Co. Ltd.**

- "Michikusa Navi" feature that displays route guidance to nearby spots (free)
- Graph display of speed, altitude, elevation climb, calories burnt and lap time recording feature (some features require usage fee)



## docomo one-time insurance: Menu enrichment

Plan to start offering a new "one-day car insurance" service. Allow users to subscribe to auto insurance on a per-day basis

ドコモ ワンタイム保険。 1日自動車保険

**Planned for launch Oct. 2011**

## Launched docomo medical insurance

Offers affordable medical insurance package to docomo Premier Club members

ドコモ 医療保険。

**Launched July 21, 2011**

## Renewed docomo mobile remittance

Improved convenience of mobile phone-based money remittance through the addition of "docomo account" feature leveraging the "Electronic Fund Transfer Act"

ドコモ ケータイ送金

**Launched May 27, 2011**

## docomo energy-saving support service

Started a trial service covering 1,000 households across Japan (Visualization of power consumption of home appliances using smart tap)

**3 months from Aug. 2011**

**Basic service**

| | |
|---|---|
| Real-time power consumption check/ trend analysis | Advice on energy-saving methods (daily) |
| Target setting Alert mail transmit | Energy-savings diagnosis report (weekly) |





## Prescription drug info. delivery

Trial prescription drug information delivery service to smartphones

**3 months from Jul. 15, 2011**

RESULTS FOR 1Q OF FY2011

Copyright (C) 2011 NTT DOCOMO, INC. All rights reserved.^^^^

Appendices Copyright (C) 2011 NTT DOCOMO, INC. All rights reserved.^^^^ ^?^?^

Cellular (Xi+FOMA+mova) MOU 04/4-6(1Q) 7-9(2Q) 10-12(3Q) 05/1-3(4Q) 05/4-6(1Q) 7-9(2Q) 10-12(3Q) 06/1-3(4Q) 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 07/4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) 08/4-6(1Q) 7-9(2Q) 10-12(3Q) 09/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 10/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 11/1-3(4Q) 11/4-6(1Q) MOU (left axis) 152 155 153 145 149 152 151 146 145 146 146 139 140 140 139 135 137 138 139 133 135 137 138 133 133 135 133 135 128 YOY changes in MOU (right axis) -6.2 -3.7 -4.4 -5.8 -2 -1.9 -1.3 0.7 -2.7 -3.9 -3.3 -4.8 -3.4 -4.1 -4.8 -2.9 -2.1 -1.4 0 -1.5 -1.5 -0.7 -0.7 0 -1.5 -1.5 -3.6 1.5 -3.8 ^ FY2011/1Q MOU: 128 minutes (down 3.8% year-on-year) (%) (Minutes) FY10 full-year: 134 minutes (Down 1.5% y ear-on-year) FY09 full-year: 136 minutes (Down 0.7% y ear-on-year) FY08 full-year: 137 minutes (Down 0.7% y ear-on-year) ^For an explanation on MOU, please see "Definition and Calculation Methods of MOU and ARPU" in this presentation.

Operating Revenues U.S. GAAP 2010/4-6(1Q) 2011/4-6(1Q) 2012/3 (Full year forecast) Cellular services revenues (voice, packet) 864.2 850.6 3368 PHS revenues - - - Other revenues 79.7 83.5 369 Equipment sales revenues 145.3 113.2 493 (Billions of yen) (Billions of yen) ^ "International services revenues" are included in "Cellular services revenues (voice, packet)". 1,047.3 3.9% 1,089.2 4,230.0

Operating Expenses U.S. GAAP 2010/4-6(1Q) 2011/4-6(1Q) 2012/3 (Full year forecast) (Incl.) Other non-personnel expenses 215.6 212.0 98.5 (Incl.) Revenue-linked expenses* 323.7 265.7 1117.0 Non-personnel expenses 539.3 477.7 2102 Communication network charges 70.3 63.7 223 Loss on disposal of property, plant and equipment and intangible assets 5.5 4.9 54 Depreciation and amortization 158.1 155.8 687 Taxes and public duties 9.8 9.5 39 Personnel expenses 65.8 68.1 275 (Billions of yen) (Billions of yen) * Revenue-linked expenses: Cost of equipment sold + distributor commissions + cost of docomo point service 779.6 3,380.0 - 8.1% 848.7

Capital Expenditure 2010/4-6(1Q) 2011/4-6(1Q) 2012/3 (Full year forecast) Mobile phone business (Other) 22 31.8 125 Mobile phone business (mova) 2.1 0.6 2 Mobile phone business (FOMA) 91.3 62.8 331 Mobile phone business (LTE) 1.2 16.5 79 Other (information systems, etc.) 24.3 25 168 (Billions of yen) (Billions of yen) -3.0% 705.0 136.7 140.9

SLIDE No. 38

# Operational Results and Forecasts

| | | | | | 2010/4-6 (1) | 2011/4-6 (2) | Changes (1) → (2) | 2012/3 (Full-year forecast) |
|---|---|---|---|---|---|---|---|---|
| Cellular Phone | No. of Subscriptions (thousands)*1 | | | | 56,515 | 58,415 | +3.4% | 59,960 |
| | | mova | | | 2,352 | 969 | -58.8% | - |
| | | FOMA | | | 54,162 | 57,324 | +5.8% | 58,930 |
| | | Xi | | | - | 121 | - | 1,030 |
| | | i-mode | | | 49,061 | 47,450 | -3.3% | 44,440 |
| | | sp-mode | | | - | 3,296 | - | 7,230 |
| | | Communication Module Services | | | 1,694 | 2,030 | +19.8% | 2,410 |
| | Market share (%) | | | | 49.7 | 48.2 | -1.5 Points | - |
| | Handsets sold (thousands) (Including handsets sold without involving sales by DOCOMO) | Total handsets sold | | | 4,615 | 4,645 | +0.6% | - |
| | | mova | New | | 2 | 0 | -76.9% | - |
| | | | Replacement | | 1 | 0 | -69.1% | - |
| | | FOMA | New | | 1,167 | 1,161 | -0.5% | - |
| | | | Migration from mova | | 453 | 208 | -54.2% | - |
| | | | Other*2 | | 2,991 | 3,176 | +6.2% | - |
| | Churn rate (%) | | | | 0.44 | 0.49 | +0.05 Points | - |
| | ARPU (Xi+FOMA+mova) (yen)*3 | | | | 5,190 | 4,960 | -4.4% | 4,890 |
| | MOU (Xi+FOMA+mova) (minutes)*3 | | | | 133 | 128 | -3.8% | - |

*1 Communication Module Service subscriptions are included in the number of cellular phone subscriptions in order to align the calculation method of subscribers with that of other cellular phone carriers. (Market share, the number of handsets sold and churn rate are calculated inclusive of Communication Module Service subscriptions.)
*2 Other includes purchases of additional handsets by existing FOMA subscribers.
*3 For an explanation of MOU and ARPU, please see "Definition and Calculation Methods of MOU and ARPU" in this presentation.

RESULTS FOR 1Q OF FY2011

Definition and Calculation Methods of MOU and ARPU ^ MOU (Minutes of Use): Average monthly communication time per subscription. ^ ARPU (Average monthly Revenue Per Unit): ^^Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per ^^^ subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as basic monthly charges, voice communication charges and packet communication charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter. ^ Aggregate ARPU (Xi+FOMA+mova): Voice ARPU (Xi+FOMA+mova) + Packet ARPU (Xi+FOMA+mova) ^^^ Voice ARPU (Xi+FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (Xi+FOMA+mova) ^^^ Packet ARPU (Xi+FOMA+mova): Packet ARPU (Xi+FOMA+mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (Xi+FOMA+mova) ^ Aggregate ARPU (FOMA): Voice ARPU (FOMA) + Packet ARPU (FOMA) ^^^ Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (FOMA) ^^^ Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (FOMA)^ ^ Aggregate ARPU (mova): Voice ARPU (mova) + Packet ARPU (mova) ^^^ Voice ARPU (mova): Voice ARPU (mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions (mova) ^^^Packet ARPU (mova): Packet ARPU (mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions (mova) ^ Active Subscrptions Calculation Methods: ^^Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period Note: Subscriptions and revenues for communication module service, Phone Number Storage and Mail Address Storage service are not included in the ARPU and MOU calculations.

Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

Names of companies, products, etc., contained in this document are the trademarks or registered trademarks of their respective organizations